UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   July 2007            File No.    0-51923

Orko Silver Corp.

(Name of Registrant)

Suite 2610 – 1066 West Hastings Street, Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

1.

News Release dated July 11, 2007.

2.

News Release dated July 12, 2007.

3.

News Release dated July 18, 2007.

4.

News Release dated August 31, 2007.

5.

News Release dated September 18, 2007.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Orko Silver Corp.

(Registrant)

Dated: October 2, 2007	By: /s/ Ross Wilmot Ross Wilmot, Chief Financial Officer and Director

August 31, 2007

TSX Venture Exchange: OK.V

Trading Symbol: OK

Orko Silver Corp. grants Stock Options

VANCOUVER, British Columbia - Orko Silver Corp. – (TSX.V - OK) announces that it has granted to directors, officers and consultants options to purchase a total of 4,975,000 shares. All optioned shares are exercisable at an exercise price of $0.85 per share for a period of five (5) years ending August 31, 2012. All the options will vest immediately. The options have been granted under the terms of the Company's incentive stock option plan.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred” resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http:/www.sec.gov/edgar.shtml .

July 11, 2007

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Announces $4,000,000 Private Placement

**NOT FOR DISSEMINATION IN THE UNITED STATES**

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) announces that it has arranged a private placement consisting of 5,000,000 units at a price of $0.80 per unit. Each unit is comprised of one common share and one half of a transferable share purchase warrant. Each whole warrant is exercisable into an additional common share for a period of two years from closing at a price of $1.00 per share.

The proceeds of the private placement will be used for the continuing exploration program on Orko's Mexican mining properties and for general working capital.

The Company will pay a finder's fee in accordance with the policies of the TSX Venture Exchange in cash or units. All securities issued under the private placement are subject to a hold period expiring four months and one day from the closing date.

The private placement is subject to the acceptance of the TSX Venture Exchange. The private placement is not available to residents of the United States.

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa using 2 rigs working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa. All are undergoing exploration.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or
Via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

July 12, 2007

TSX Venture Exchange:

OK.V Trading Symbol: OK

Orko Silver Corp. grants Stock Options

VANCOUVER, British Columbia - Orko Silver Corp. – (TSX.V - OK) announces that it has granted to directors, officers and consultants options to purchase a total of 1,040,000 shares. All optioned shares are exercisable at an exercise price of $0.82 per share for a period of five (5) years ending July 12, 2012. The options will vest immediately. The options have been granted under the terms of the Company's incentive stock option plan.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred” resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http:/www.sec.gov/edgar.shtml .

July 18, 2007

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Continues to Hit Martha Vein;

Adds Third Drill Rig to Projects in Mexico

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) is pleased to announce that it has received further assay results from the current diamond drilling program on La Preciosa Project in Durango, Mexico.

The Martha Vein, first discovered in drill hole BP06-77, is proving to be a major structure. To illustrate the Martha Vein’s emerging importance, the table below summarizes the intercepts to date.

Gary Cope, President of Orko, adds, "These latest assays continue to support the consistency of our overall excellent results from La Preciosa to date, and in particular the strength of the Martha vein. Furthermore, we have managed to add a third rig, which is now drilling on the San Juan property, adjacent to La Preciosa. We are looking forward to results from early targets there.”

Martha Vein Intercepts

Drill Hole	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
BP06-77	434.89	445.50	10.61	9.97	0.339	249.5	269.8
BP06-85	537.87	540.10	2.23	2.10	0.248	121.8	136.6
BP06-87	592.87	594.73	1.86	1.75	0.363	116.4	138.2
BP06-90	338.59	358.62	20.03	18.82	0.286	144.8	161.9
BP07-92	425.96	439.93	13.97	12.10	0.212	127.9	140.6
BP07-95	430.41	433.43	3.02	2.84	0.145	110.5	119.2
BP07-96	341.85	347.47	5.62	5.42	0.181	187.5	198.4
BP07-98	389.23	404.97	15.74	14.79	0.389	240.0	263.4
BP07-99	475.34	478.56	3.22	3.03	0.300	269.8	287.8
BP07-101	537.33	540.18	2.85	2.47	0.839	74.0	124.3
BP07-102	442.16	456.17	14.68	13.79	0.320	376.5	395.7
BP07-103	412.64	439.39	26.75	23.17	0.532	216.5	248.4
BP07-104	479.50	481.47	1.97	1.71	0.545	149.3	182.0

Third Drill Rig

Major Drilling S.A. de C.V. of Hermosillo, Sonora, Mexico, has delivered a third diamond drilling rig and crew to Orko Silver’s San Juan project located immediately adjacent to Orko Silver’s 100% owned La Preciosa project which saw drilling begin on March 21st, 2005 with the first rig and has since contracted a second rig and drilled in excess of 50,000 metres to date. Recently, Orko Silver succeeded in contracting a third rig which is currently operating on the San Juan property, a joint venture project with Silver Standard Resources Inc.

New Drill Results

New results from drilling on La Preciosa Project have been received for holes BP07-95, 96, 99, and 104.

BP07- 95

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Abundancia	232.16	236.13	3.97	3.91	0.173	180.5	190.9
Includes	233.54	236.13	2.59	2.55	0.207	222.8	235.2

Unnamed	394.54	395.18	0.38	0.34	0.215	698.7	711.6

Martha	427.94	434.54	6.60	6.20	0.194	98.4	110.1
Includes	430.41	433.43	3.02	2.84	0.145	110.5	119.2

Hole BP07-95 was collared north of La Preciosa Ridge in “Mina La Preciosa Sector”, east of holes BP05-10, 11 & 99 and west of holes BP07-92 & 90 on mine-section 15,600 N, azimuth 090, dip -45 degrees. Note: The Martha Vein intercept had poor core recovery in a leached area, possibly resulting in local removal of silver.

BP07- 96

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Abundancia	63.39	74.40	11.01	10.84	0.065	57.8	61.8
Includes	63.39	65.92	2.53	2.49	0.148	108.0	116.9
Includes	63.39	64.70	1.31	1.29	0.216	139.4	152.4

Luz Elena	115.05	119.09	4.04	3.80	0.047	110.2	113.0
Includes	117.05	119.09	2.04	1.92	0.047	159.1	162.0
Includes	115.05	115.65	0.60	0.56	0.150	172.3	181.3

Martha	341.85	347.47	5.62	5.42	0.181	187.5	198.4
Includes	341.85	346.08	4.23	4.09	0.217	232.3	245.3

Hole BP07-96 was collared north of La Preciosa Ridge in “Mina La Preciosa Sector”, east of holes BP05-12, 13 and BP07-98, 102, 103 and 104 on mine-section 15,500 N, azimuth 090, dip -45 degrees. Abundancia vein is immediately below the paleo-surface at the base of the basaltic cover and is strongly leached. Martha Vein is strong and up-dip from the intercept in BP07-98.

BP07- 99

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Unnamed	246.07	248.97	2.90	2.73	0.130	52.9	60.7
Includes	246.57	246.83	0.26	0.24	0.150	92.0	101.0
Includes	248.73	248.97	0.24	0.23	0.140	327.3	335.7

Abundancia	281.55	286.28	4.73	4.44	0.208	166.0	178.4
Includes	283.13	286.28	3.15	2.96	0.217	178.3	191.4
Includes	283.40	285.67	2.27	2.13	0.251	219.7	234.8
Includes	283.40	284.79	1.39	1.31	0.252	228.5	243.6

Martha	475.34	478.56	3.22	3.03	0.300	269.8	287.8
Includes	476.95	478.56	1.61	1.51	0.516	511.2	542.2
Includes	478.17	478.56	0.39	0.37	0.585	1,170.3	1,205.4

Hole BP07-99 was collared north of La Preciosa Ridge in “Mina La Preciosa Sector”, east of holes BP05-10 & 11 and west of holes BP07-95 & 92 on mine-section 15,600 N, azimuth 090, dip -45 degrees.

BP07- 104

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

La Gloria	53.30	55.88	2.58	2.23	0.025	90.6	92.1
Includes	53.30	53.98	0.68	0.59	0.053	135.3	138.5
Includes	55.57	55.88	0.31	0.27	0.020	289.9	291.1

Abundancia	92.57	96.94	4.37	4.11	0.174	318.2	328.6
Includes	92.57	96.26	3.69	3.47	0.204	370.6	382.9
Includes	92.57	95.33	2.76	2.59	0.261	448.4	464.1

Carmen	240.17	243.14	2.97	1.91	0.283	481.0	498.0
Includes	240.43	242.83	2.40	1.54	0.331	571.3	591.1
Includes	241.40	241.75	0.35	0.22	1.430	1,801.3	1,887.1

Unnamed	403.82	404.05	0.23	0.22	0.398	2,389.6	2,413.5

Martha	471.80	481.47	9.67	8.37	0.254	56.2	71.4
Includes	479.50	481.47	1.97	1.71	0.545	149.3	182.0
Includes	479.90	481.18	1.28	1.11	0.727	210.4	254.0

Hole BP07-104 was collared north of La Preciosa Ridge in “Mina La Preciosa Sector”, east of holes BP05-12, 13 and west of hole BP07-102 on mine-section 15,500 N, azimuth 090, dip -45 degrees. It contains many silver-gold mineralized veinlets and several major veins. La Gloria vein is near the paleo-surface contact beneath the basaltic cover and is locally leached.

A detailed drill plan map is available at the link below: http://www.orkosilver.com/i/pdf/drillplanmap.pdf

A complete table of drill results is available at the link below: http://www.orkosilver.com/i/pdf/drillresults.pdf

A printer friendly PDF format of this news release is available at the link below: http://www.investorhub.ca/orkonews.pdf

Ben Whiting, P.Geo., is the Qualified Person and takes responsibility for the technical disclosure in this news release. Full details of the Company’s sampling protocols and QA/QC program can be located at our website at the link below:

http://www.orkosilver.com/s/QAQC.asp

Silver-equivalent for the purposes of this drilling program is defined as silver grade plus 60 times gold grade. Metallurgical recoveries and net smelter returns are assumed to be 100%.

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa using 2 rigs working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa. All are undergoing exploration.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or
Via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred” resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http:/www.sec.gov/edgar.shtml .

September 18, 2007

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Reports High Grade Assay Results from Transversal Vein

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) is pleased to announce that it has received further assay results from the current diamond drilling program on La Preciosa Project in Durango, Mexico.

Gary Cope, President of Orko, adds, "We are excited with the results from the Transversal Vein. These latest assays are another in a series of many that have continued to deliver positive results for the Company including the newly discovered Martha Vein. We are anticipating releasing more assays results and updating our NI 43-101 Compliant Resource Estimate very soon."

The following holes highlight results from drilling completed northward to intersect the east striking, southward dipping Transversal Vein target.

BP07-107

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Unnamed	25.01	26.00	0.99	0.64	0.488	260.3	289.6

Transversal	133.00	136.45	3.45	3.24	0.087	212.2	217.4
Includes	133.00	135.73	2.73	2.57	0.100	257.3	263.3
Includes	134.14	135.15	1.01	0.95	0.066	564.9	568.8

Unnamed	157.50	158.46	0.96	0.90	0.111	116.1	122.8

Unnamed	245.47	248.22	2.75	2.38	0.050	169.2	172.2
Includes	245.47	247.43	1.96	1.70	0.062	196.9	200.6

Hole BP07-107 was collared along the slopes of the creek cut (arroyo) on the east side of La Preciosa Ridge, south of the Transversal Vein. It is oriented azimuth 000, dip -45 degrees, on the same north-south section as hole BP07-105.

BP07-111

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Transversal	53.01	56.05	3.04	3.04	0.344	611.8	632.5
Includes	54.39	54.92	0.53	0.53	0.672	1,204.4	1,244.7

Unnamed	157.80	158.37	0.57	0.54	0.345	246.2	266.9

Unnamed	315.93	317.75	1.82	1.29	0.023	128.5	129.9
Includes	315.93	316.14	0.21	0.15	0.130	839.9	847.7

Hole BP07-111 is a northward trending hole on the slopes of the quebrada in Zona Sur, designed to test the Transversal vein from the same pad as hole BP07-108A. BP07-111 is oriented azimuth 000, dip -45 degrees.

A complete table of drill results is available at the link below: http://www.orkosilver.com/i/pdf/drillresults.pdf

A detailed drill plan map is available at the link below: http://www.orkosilver.com/i/pdf/drillplanmap.pdf

A printer friendly PDF format of this news release is available at the link below: http://www.investorhub.ca/orkonews.pdf

Ben Whiting, P.Geo., is the Qualified Person and takes responsibility for the technical disclosure in this news release. Full details of the Company’s sampling protocols and QA/QC program can be located at our website at the link below:

http://www.orkosilver.com/s/QAQC.asp

Silver-equivalent for the purposes of this drilling program is defined as silver grade plus 60 times gold grade. Metallurgical recoveries and net smelter returns are assumed to be 100%.

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa using 2 rigs working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa. All are undergoing exploration.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or
Via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred” resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http:/www.sec.gov/edgar.shtml .